Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of MED EIBY Holding Co., Limited on Amendment No.5 to Form F-1 [FILE No. 333-270018] of our report dated November 9, 2023, with respect to our audits of the consolidated financial statements of Med Eiby Holding Co, Limited as of June 30, 2023 and 2022, and each of the two years in the period ended June 30, 2023, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

Our report on the consolidated financial statements refers to a change in the method of accounting for Lease in the year ended June 30, 2023 due to the adoption of Accounting Standards Codification Topic 842 Lease.

/s/ Marcum Asia CPAs llp

Marcum Asia CPAs LLP

New York, New York

December 8, 2023